3-12-02

842/80

EXECUTED COPY

1-10110

RECD S.E.C.

MAR 13 2002

1086

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 12, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED

APR 09 2002

THOMSON FINANCIAL

02024864

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

GENERAL MEETING OF SHAREHOLDERS OF **BANCO BILBAO VIZCAYA ARGENTARIA, S.A.** HELD ON 9 MARCH 2002

RESOLUTIONS PASSED

FIRST.-

1.- To approve, in the terms laid down in the legal documentation, the Annual Accounts (Balance Sheet, Profit and Loss Account, and Annual Report) and Management Report, of Banco Bilbao Vizcaya Argentaria, S.A. with respect to the financial year closed 31 December 2001, as well as the Annual Accounts (Balance Sheet, Profit and Loss Account, and Annual Report) and Management Report of its consolidated Group for the same period.

2.- To approve the proposal for application of results of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2001, in the amount of ONE THOUSAND THREE HUNDRED AND ELEVEN MILLION FIVE HUNDRED AND SIXTY THOUSAND SEVEN HUNDRED AND THIRTY-ONE EUROS AND FIFTY CENTS (1,311,560,731.50 euros) that, together with the surplus from financial year 2000 of ONE THOUSAND EIGHT HUNDRED AND SEVENTY-NINE EUROS AND SEVENTY-FOUR CENTS (1,879.74 euros), amounts to an overall total of ONE THOUSAND THREE HUNDRED AND ELEVEN MILLION FIVE HUNDRED AND SIXTY-TWO THOUSAND SIX HUNDRED AND ELEVEN EUROS AND TWENTY-FOUR CENTS (1,311,562,611.24 Euros), distributed in the following manner:

- The sum of ONE THOUSAND TWO HUNDRED AND TWENTY-FOUR MILLION ELEVEN THOUSAND THREE HUNDRED AND THIRTY-TWO EUROS AND FORTY-SEVEN CENTS (1,224,011,332.47 euros) will be allocated to the payment of dividends; of which the sum of EIGHT HUNDRED AND FOURTEEN MILLION NINE HUNDRED AND FORTY-TWO THOUSAND TWO HUNDRED AND SEVENTY EUROS AND NINETY-SEVEN CENTS (814,942,270.97 euros) is already distributed, in respect of the first, second, and third sums on account, the remaining FOUR HUNDRED AND NINE MILLION AND SIXTY-NINE THOUSAND AND SIXTY-ONE EUROS AND FIFTY CENTS (409,069,061.50 euros) being the amount that will be allocated to the payment of the equalization dividend for financial year 2001 in the amount of ONE HUNDRED TWENTY-EIGHT THOUSANDTHS OF A EURO (0.128) per share, that will be paid to the shareholders on 10 April 2002.

- The sum of EIGHTY-SEVEN MILLION FIVE HUNDRED AND FIFTY-ONE THOUSAND TWO HUNDRED AND SEVENTY-EIGHT EUROS AND SEVENTY-SEVEN CENTS (87,551,276.77 euros) to the voluntary reserves of the organisation.

To agree that the sums distributed on account of the dividend, plus the sum allocated to equalization dividend, make up the totality of the dividend for the financial year of Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the Board of Directors of the Bank according to which the above-mentioned sums were distributed on account of the dividend.

3.- To approve the management by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the business year 2001.

4.- To empower the Chairman Francisco González Rodríguez, as well as the Director and Secretary-General, José Maldonado Ramos, so that either of them may effect the deposit of the Annual Accounts, Management Reports, and Audit Reports in respect of the Bank and its Consolidated Group, and issue the certificates referred to in Section 218 of the Spanish Companies Act (*Ley de Sociedades Anónimas*) and Art. 366 of the Mercantile Register Regulations.

SECOND.-

Advising the General Meeting that use has not been made of the powers conferred on the Board of Directors by the General Shareholders' Meeting held on 10 March 2001 under the fourth item of the Agenda for the increase of the share capital.

1. To annul the resolution to increase the share capital adopted by the General Shareholders' Meeting held on 10 March 2001 in the fourth point of the Agenda.

2. (a) To increase the share capital by a nominal amount of 782,983,750 euros via the issuing of new ordinary shares with the same face value and rights content as the shares outstanding on the date of execution. The foregoing is subject to the acquisition of the required governmental authorization and of the required authorization of regulating bodies.

(b) To confer on the Board of Directors, for the legal period of one year, all powers required to execute this resolution in one or more stages, which powers include but are not limited to the following:

i) To determine the date, and lay down the terms, of the increase.

ii) To determine the rate of issue and the exchange value of the new shares, via monetary contributions, the amount of the premium, to set the period for exercising the right of preferential subscription, to offer to third parties, following the close of said period, the shares not subscribed, and to be able to close the capital increase agreed to for the figures that are actually subscribed, in accordance with the provisions of Section 161 of the Spanish Companies Act; to apply for the new shares issued to be listed on Spanish and foreign stock exchanges, and to redraft Art. 5 of the Company's By-laws.

iii) To empower the administrators to refrain from carrying out this increase, accordingly advising the first Annual General Meeting of Shareholders held following the above-mentioned legal period of one year.

If within the period stipulated by the Meeting for the execution of this resolution the Board of Directors should fail to exercise, in part or in whole, the powers conferred upon it, they will become null and void at the end of the period insofar as concerns the amount by which the share capital has not been increased.

3. To apply for the shares issued in virtue of the foregoing resolution to increase share capital to be listed, through the stock exchange network (Continuous Market) on the stock markets of Bilbao, Madrid, Barcelona, and Valencia, and to apply likewise to the relevant bodies on the foreign stock exchanges on which the shares of the Bank are listed at the time of this increase in capital, following compliance with current regulations, to such effect empowering the Board of Directors, with the express power to appoint the Standing Committee, and/or one or more members of the Board or attorneys in fact of the company as substitutes, to draw up such documents, and take such action, as may be necessary for that purpose, including any action, declaration, or initiative before the competent authorities in the United States of America for the listing of the shares represented by ADS's.

In compliance with Art. 27, section b) of the Stock Exchange Regulations approved by Decree 1506/1967, of June 30, it is expressly declared that the company is subject to such regulations as may exist or may be laid down in the future in the context of stock exchanges, especially in regard to trading, continuance, and exclusion from official quotation.

4. To empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to the Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

THIRD.-

Advising the General Meeting that use has not been made of the powers conferred on the Board of Directors by the General Shareholders' Meeting held on 17 April 2000 under the seventh item of the Agenda for the increase of the share capital.

1. To annul the resolution adopted by the General Shareholders' Meeting held on 17 April 2000 as per the seventh point of the Agenda, authorizing the Board to increase the share capital.

2.- To confer on the Board of Directors the power to increase the Share Capital within the legal period of five years, such increase being applied in one or more stages, in such amount as it may decide up to a maximum of 782,983,750 euros, representing 50% of the Bank's share capital, by means of the issue of new shares, be they ordinary, privileged, or otherwise as under law permitted, including redeemable stock, up to the legal limit, with or without premium, with or without vote, with entitlement to set the terms and conditions of the capital increase, among others, to determine the face value of the shares to be issued, their equivalent value being in cash contributions; the characteristics of the shares and such privileges as may be conferred on them; the conferral of the redemption rights and their conditions, as well as their exercise by the company.

To empower the Board of Directors to exclude the right to preferred subscription in relation to the issue of assigned shares, when those circumstances obtain that are envisaged in Art. 159.2 and concordant articles of the Spanish Companies Act, and providing that the face value of the shares to be issued plus, as the case may be, the amount of the share premium matches the real value of the shares, in accordance with legal requirements; if convertible debt securities are issued with a fixed conversion ratio, and in the event that their holders are affected by the exclusion of preferred subscription rights, there shall be provided a formula for adjusting that ratio and thus making it possible to compensate such dilution as there may be of the amount of the conversion rights.

Likewise to confer on the Board of Directors the power freely to offer shares not subscribed within the period or periods of preferred subscription, to establish that in the case of incomplete subscription the capital will be increased in the amount of the subscriptions effected, in accordance with Art. 161.1 of the Spanish Companies Act, and to rewrite Art. 5 of the Company Statutes.

The foregoing in accordance with such legal and statutory requirements as may apply at a given moment, and subject to the acquisition of the necessary authorization.

3. To apply for the shares issued in virtue of the foregoing resolution to increase share capital to be listed, through the stock exchange network (Continuous Market) on the stock markets of Bilbao, Madrid, Barcelona, and Valencia, as well as before the competent bodies of the foreign stock exchanges on which the Bank's shares are quoted when the capital increase is realized, following compliance with current regulations, to such effect empowering the Board of Directors, with the express power to appoint the Standing Committee, and/or one or more members of the Board as substitutes, to draw up such documents, and take such action, as may be necessary for the purpose, , including any action, declaration, or initiative before the competent authorities in the United States of America for the listing of the shares represented by ADS's.

In compliance with Art. 27, section b) of the Stock Exchange Regulations approved by Decree 1506/1967, of June 30, it is expressly declared that the company is subject to such regulations as may exist or may be laid down in the future in the context of stock exchanges, especially in regard to trading, continuance, and exclusion from official quotation.

4. Similarly to empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

FOURTH.-

Annulling, in the part not used, the authorization granted at the General Shareholders' Meeting of the BBV held on 27 February 1999 as per the twelfth point of the Agenda and the later expansion by a resolution adopted at the General Shareholders' Meeting of the BBVA on 17 April 2000 as per the eighth point of the Agenda, to empower the Board of Directors so that, subject to legal requirements and when the necessary authorization has been acquired, it may within the maximum legal time of five years, in one or more stages, issue debt, documented in debentures or bonds of whatever kind, promissory notes, certificates, warrants fully or partially exchangeable for shares already issued in the company itself or another company, or that can be settled in cash, directly or through subsidiary companies, or any other fixed-income securities, in euros or other currency, subscribable in cash or in kind, registered or bearer, simple or with a guarantee of whatever type, including mortgage guarantees, with or without the inclusion of warrants, subordinate or not, of temporary or indefinite duration, fully or partially exchangeable for shares already issued in the Company itself or another company, up to a maximum amount of TWENTY BILLION (20,000,000,000) euros.

To empower the Board of Directors so that, in such manner as it may deem most suitable, it may set and determine the other conditions entailed in the issue, both insofar as concerns the rate of interest, fixed, variable, or tied, issue price, face value of each warrant, whether representation is to be by means of simple or multiple warrants or by means of account entries, form and period of redemption or any other aspect of the issue, with entitlement to apply to official stock exchanges and other competent bodies for quotation of the securities issued, subject to the regulations regarding admission, continuance, and, as the case may be, exclusion of quotation, rendering such guarantees or commitments as may be required by law, and to determine all those details not envisaged in this agreement.

Similarly to empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to the Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

FIFTH.-

1.- To confer upon the Board of Directors, for a maximum period of five years, the power to issue, up to a maximum of 1,500 million euros, in one or more stages, warrants on the company's own shares, under the following terms:

- The warrants will confer the right to subscribe or acquire shares in Banco Bilbao Vizcaya Argentaria, S.A.
- The warrants may be settled via the delivery of the shares or in cash as per the issue agreement.
- Each warrant will confer the right to subscribe or to acquire a certain number of shares in Banco Bilbao Vizcaya Argentaria, S.A. as laid down in the issue agreement.
  The issuer reserves the right to choose, when the warrants are exercised, between their conversion into new shares, their exchange for shares in circulation, and their cash settlement. The issuer may likewise choose to deliver a combination of newly issued shares, shares in circulation, and cash.
- The date or dates on which warrants may be exercised will be those decreed by the Board of Directors at the moment of issue.
- The strike price of each warrant, hence also the price at which its holder may subscribe or acquire shares in Banco Bilbao Vizcaya Argentaria, S.A., will be determined by the Board of Directors, and will be equal to one of the following:

  a) The mean trading price of the company's shares on the continuous market during a period not exceeding three months or less than fifteen days, the period ending at least five days before the subscription or acquisition date, with a discount on the price that may be different for each date of subscription or acquisition, but never greater than 30%.

  b) A fixed priced predetermined for each date of subscription or acquisition.

  In no case will the strike price of the warrants be less than the face value of the share. In case of subscription, the difference between the subscription price of the shares and their face value will be the issue premium.

- The Board of Directors will determine at the moment of issue the subscription or acquisition price of the warrants in light of the relevant financial conditions and market conditions.

2.- The Board of Directors is empowered, in the broadest terms, to set the rest of the conditions applying to the issue of warrants not set forth in this agreement.

3.- Consistently with Art. 159.2 of the Spanish Companies Act, the Board of Directors is empowered to exclude the right of preferred subscription of shareholders and holders of convertible bonds in relation to the issue of warrants on its own above-mentioned shares. If the Board decides to use the power conferred on it by the present agreement, the face value plus the issue premium of the shares to be issued to meet the rights conferred by the warrants will in no case be less than their real value.

Likewise, the company's accounts auditor will confirm at the moment of issue the adjustment of the procedure used by the administrators to determine the real value of the shares.

4.- To increase the capital of Banco Bilbao Vizcaya Argentaria, S.A. sufficiently to honour the exercise of the warrants, up to a maximum of 1,500 euros nominal. The capital will be increased via the issue of ordinary shares of the same face value and with the same content in rights as those shares in circulation when the present capital increase is carried out. As regards the dividends, the shares to be issued will have the right to receive in their entirety the payments made by the Bank under the heading of dividend following the date of share issue, providing those dividends are with respect to the same financial year as that in which the shares have been issued. The proportionality rule shall not apply to them.

Contributions to capital shall be in cash.

As required by law, there will be no preferred subscription rights for the holders of shares or convertible debentures where the capital increase is concerned.

To confer on the Board of Directors the broadest powers to set the date(s) on which the capital increase(s) will be effected, to set the conditions for the increase, and to modify Art. 5 of the Company Articles as required.

To decide, by the moment at which it becomes possible, on whether to admit the Company shares issued when the warrants are exercised for trading, conferring on the Board of Directors the power to proceed with the formalities necessary.

Consistently with Art. 27 of the Stock Exchange Regulations, it is expressly pointed out that if a request is later made that share quotation be excluded, the same formalities shall apply, and in such case the interests of those shareholders who are opposed or do not vote for the resolution will be guaranteed, consistently with the Spanish Companies Act and concordant provisions, the foregoing in accordance with Stock Exchange Regulations, Securities Market Act 24/1988 of 28 July , and the provisions therein set forth.

5.- Similarly to empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to the Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

SIXTH.-

1.- Annulling, in the part not used, the authorization granted at the General Meeting held on 17 April 2000, as per the ninth point on the Agenda, to empower the Board of Directors, following administrative authorization and in accordance with current regulations, to issue, for a maximum period of five years from the date of the present Meeting, in one or more stages, debentures convertible into and/or exchangeable for shares in Banco Bilbao Vizcaya Argentaria, S.A. up to a maximum amount of ONE AND A HALF BILLION (1,500,000,000) euros, or equivalent amount in another currency, subject to current regulations, in accordance with the following terms and conditions and conversion methods:

A.- The rate of issue will be at par, without cost to the subscriber.

The rate of annual interest, from the date of payment until the redemption date, may be fixed or variable and will be determined on the basis of the interest rates available on the market for issues of similar characteristics. This rate of interest may be adjusted downward if it is judged opportune for a call premium to be applied . In this latter case both the rate of interest and the redemption value will be set in such manner that their combination offers the subscriber the option of a return comparable to that available on the market at the time of issue.

Likewise the zero coupon modality may be used.

This issue will be redeemed in cash, in the currency in which the securities are denominated, either at par or with the application of a call premium, in a period of not more than fifteen years, in the case of those debentures that have not opted for conversion and/or exchange under the terms set forth below.

Securities in this issue may be redeemed early, at the subscriber's or issuer's option, only in such manner as may be stipulated at the moment of issue.

B.- All the debentures issued may be converted into and/or exchanged for shares in Banco Bilbao Vizcaya Argentaria, S.A., and to such end:

a) Debentures issued will be computed according to face value. Should the security or debenture be denominated in a foreign currency, its value in euros will be set in the manner stipulated on the date of issue.

b) Shares will be valued according to one or more of the following procedures:

b1) The mean exchange rate for the company's shares on the continuous market over a period not exceeding three months and not less than fifteen days, said period ending at least five days before the date of conversion and/or exchange, with a discount on the exchange that may be different for each date of conversion and/or exchange of each issue, but never greater than 30%.

b2) At a fixed and predetermined rate for each date of conversion and/or exchange.

b3) A combination of the foregoing modalities.

Whatever the procedure followed, the shares will never be valued below their face value.

The number of shares held by a debenture holder in consequence of conversion and/or exchange will be the result of dividing (i) the value ascribed to the debentures he submits for conversion or exchange by (ii) the value per share determined in accordance with the foregoing paragraph. Should the resulting number of shares not be a whole number, it may be rounded up or down, the difference being settled in cash.

C.- In case of conversion, the shares delivered will be ordinary and newly issued ones that enjoy the same political rights as are enjoyed by the ordinary shares in circulation, and they will have economic rights as of their date of issue. Where dividends are concerned, however, the holders of the new issue will have, in addition, the right to receive in their entirety such payments as may be made by the Bank under the heading of dividend following the shares' date of issue, providing those dividends are with respect to the same financial year as that in which the shares were issued. The proportionality rule shall not apply to them.

Should the issuer opt for exchange, the shares delivered will be ordinary ones in circulation with full political and economic rights, fully subscribed and paid up, free of charges and encumbrances.

As long as the debentures or securities of this issue are neither converted into nor exchanged for shares, their holders will have such rights as are accorded them by current legislation.

D.- Shareholders and holders of convertible debentures belonging to earlier issues shall be entitled to preferred subscription under the terms laid down by law, and the rest of the issue, if any, will be offered by the Board of Directors in such manner as it may deem opportune, unless it agrees to limit the amount of the issue to the part actually subscribed in virtue of the preferred subscription right.

E.- For purposes of conversion and/or exchange, the necessary anti-dilution parameters will apply depending on the company or financial operations that take place as of the date of issue and until the date(s) of conversion and/or exchange.

F.- Conversion and/or exchange will be effected on the date(s) decided by the Board of Directors, which will be specified in the bond indenture for each issue. The period may not exceed fifteen years from the date of issue in each case.

The securities thus issued may be converted into newly issued Bank shares or exchanged for shares in circulation, providing the holders are owners of debentures on the day preceding the date indicated for the conversion and/or exchange and state their desire to carry out the operation within the period stipulated.

The issuer reserves the right to choose at any time between conversion of the securities into new shares and their exchange for shares in circulation. When the conversion and/or exchange is effected, the nature of the shares to be delivered will be indicated. The issuer may likewise opt to deliver a combination of newly issued shares and shares in circulation. In whatever case, the issuer shall treat equally all those debenture holders who exercise their right to convert or exchange on the same date or within the same conversion/exchange period.

2.- To empower the Board of Directors so that it may, within a period not exceeding five years from the date of the present Meeting, determine, in one or more stages, and up to the amount set, all the other details of the issue agreed on, and in particular:

- The placing in circulation of the securities, in one or more stages, following the necessary formalities, setting the date(s) of issue and maturity.

- The denomination of the fixed-income securities to be issued as bonds, debentures, or any other lawful denomination, in accordance with Art. 282 of the Spanish Companies Act and such other regulations as may apply.

- The subordination or otherwise of the issue and the priority level of the credit with respect to the issuer's various debentures.

- Where the case arises, the content of the preferred subscription right in favour of the shareholders and holders of convertible bonds or debentures in the capital increases in which said right is required and in the issue of convertible bonds.

- The currency in which the securities are issued.

- The distribution of the issue in one or more series.

- The amount of the issue in each series, and whether or not increase is possible within each series.

- The face value of the securities issued, which in no case may be less than their face value, their numbering, and the manner in which they are represented, by means of account entries or warrants.

- The rate of issue and of payback.

- The rate of interest, which may be fixed or variable, in accordance with current market conditions for securities of this type. This interest rate may be adjusted downward if it is judged opportune to use a call premium.

- The date on which interest will be paid, and the procedure employed, as well as its accrual.

- The subscription dates and the procedure involved, as well as the period and any increase there may be.

- The close of the issue.

- Terms and conditions of placement. Periods and conditions of the public offer in its tranches for shareholders and institutional investors, and the markets for such placement.

- Specification of whether payment will be in cash or in kind, fully or partially.

- The maximum amount per subscriber during the subscription period, and the pro rata rules.

- The place of subscription.

- The redemption periods.

- The allocation of issue expenses.

- The dates and periods of conversion and/or exchange and the determination, with account taken of the terms and conditions mentioned above, applying to valuation of new shares for purposes of conversion.

- The addition of rights (warrants) to the securities.

- Early repayment and how it may be effected, at the option of Banco Bilbao Vizcaya Argentaria, S.A. or of the debenture/bond holders, as well as the independent addition of negotiable rights to securities within the maximum period laid down.

- Option to apply for the admission of securities and rights to quotation on Spanish or foreign exchanges, as well as on other authorized markets.

- Redemption.

- The appointment of the Trustee and the setting up of the Syndicate of Bondholders.

- Notarization of the issue; the application for necessary or opportune permits; application for entry in the Mercantile Register and other public registers; the drawing up of such deeds in respect of rectification, ratification, correction, or clarification as may be necessary in view of the oral and/or written judgement of the Mercantile Registrar; and in general, as broadly as under law may be required, to interpret, apply, and carry out, with corrections where necessary, all the resolutions adopted by the General Shareholders' Meeting until legal requirements concerning the efficiency of the issue of convertible and/or exchangeable debentures have been met.

- Likewise, the Board of Directors is empowered to annul the agreement regarding the placement of debentures or bonds in the event of market circumstances that in their sole opinion make such annulment advisable.

3.- Consistently with Article 292.1 of the Spanish Companies Act, it is agreed to increase share capital in one or more stages on such dates as may be determined to handle the conversion(s) of securities referred to herein, in such amount as may prove necessary for that purpose, up to a maximum of ONE AND A HALF BILLION (1,500,000,000) euros, as per the bases and forms of conversion established above and as regulated by the Board of Directors of the Company, through the issue of new ordinary shares with the same face value and content in rights as those shares already in circulation, and to rewrite Article 5 of the Company's By-laws. The broadest powers are to be delegated to the Board of Directors to determine the date(s) on which the increase(s) in capital should take place and to determine the terms of the increase. This delegation of powers is made for so long as may be necessary to handle the conversion operations.

Consistently with Article 159.2 of the Spanish Companies Act it is recorded that there is to be no preferential right of subscription in regard to this increase in capital, as it results from the conversion of debentures to shares.

4.- Similarly to empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to the Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

SEVENTH.-

1.- Annulling, in the part not used, the authorization granted at the Meeting held on 17 April 2000, as per the ninth point on the Agenda, to empower the Board of Directors, following administrative authorization and in accordance with current regulations, to issue, for a maximum period of five years from the date of the present Meeting, in one or more stages, debentures convertible into and/or exchangeable for shares in Banco Bilbao Vizcaya Argentaria, S.A. up to a maximum amount of FOUR BILLION (4,000,000,000) euros, or equivalent amount in another currency, subject to current regulations, in accordance with the following terms and conditions:

A.- The rate of issue will be at par, without cost to the subscriber.

The rate of annual interest, from the date of payment until the redemption date, may be fixed or variable and will be determined on the basis of the interest rates available on the market for issues of similar characteristics. This rate of interest may be adjusted downward if it is judged opportune to use a call premium. In this latter case both the rate of interest and the redemption value will be set in such manner that their combination offers the subscriber the option of a return comparable to that available on the market at the time.

Likewise the zero coupon modality may be used.

This issue will be redeemed in cash, in the currency in which the securities are denominated, either at par or with the application of a call premium, in a period of not more than fifteen years, in the case of those debentures that have not opted for conversion and/or exchange under the terms set forth below.

Securities in this issue may be redeemed early, at the subscriber's or issuer's option, only in such manner as may be stipulated at the moment of issue.

B.- All the debentures issued may be converted into and/or exchanged for shares in Banco Bilbao Vizcaya Argentaria, S.A., and to such end:

a) Debentures issued will be computed according to face value. Should the security or debenture be denominated in a foreign currency, its value in euros will be set in the manner stipulated on the date of issue.

b) Shares will be valued at the exchange rate that results from applying the conditions laid down by the Board of Directors in the resolution governing the issue of debentures and always with lower bound equal to the highest of the mean trading prices for shares on the continuous market in Spanish stock exchanges, in accordance with closing prices over the thirty calendar days preceding the day on which the General Meeting is held, and the rate of exchange for shares on the continuous market in Spanish exchanges, as per the closing quotation on the day preceding the launch of the debenture issue. In no case may they be issued at a figure lower than that of their face value.

This rate of issue is regarded as in keeping with the real value of the shares, since the stock market price most is the figure which most closely represents that real value.

Whatever the procedure followed, the shares will never be valued below their face value.

The number of shares held by a debenture holder in consequence of conversion and/or exchange will be the result of dividing (i) the value ascribed to the debentures he submits for conversion or exchange by (ii) the value per share determined in accordance with the foregoing paragraph. Should the resulting number of shares not be a whole number, it may be rounded up or down, the difference being settled in cash.

C.- In case of conversion, the shares delivered will be ordinary and newly issued ones that enjoy the same political rights as are enjoyed by the ordinary shares in circulation, and they will have economic rights as of their date of issue. Where dividends are concerned, however, the holders of the new issue will have, in addition, the right to receive in their entirety such payments as may be made by the Bank under the heading of dividend following the shares' date of issue, providing those dividends are with respect to the same financial year as that in which the shares were issued. The proportionality rule shall not apply to them.

Should the issuer opt for exchange, the shares delivered will be ordinary ones in circulation with full political and economic rights, fully subscribed and paid up, free of charges and encumbrances.

As long as the debentures or securities of this issue are neither converted into nor exchanged for shares, their holders will have such rights as are accorded them by current legislation.

D.- Consistently with Art. 159.1 of the Spanish Companies Act, the General Shareholders' Meeting resolves fully to suppress the preferred subscription rights referred to in Art. 158 of that Act, so that all the securities issued under the present agreement may be placed under the conditions set herein.

Notwithstanding the suppression of the preferred subscription rights, a separate tranche will be reserved for company shareholders so that they may subscribe to debentures or bonds via a public offer under the terms and conditions laid down by the Board of Directors and authorized by the competent public authorities.

E.- For purposes of conversion and/or exchange, the necessary anti-dilution parameters will apply depending on the company or financial operations that take place as of the date of issue and until the date(s) of conversion and/or exchange.

F.- Conversion and/or exchange will be effected on the date(s) decided by the Board of Directors, which will be specified in the bond indenture for each issue. The period may not exceed fifteen years from the date of issue in each case.

The securities thus issued may be converted into newly issued Bank shares, or exchanged for shares in circulation, providing the holders are owners of debentures on the day preceding the date indicated for the conversion and/or exchange and state their desire to carry out the operation within the period stipulated.

The issuer reserves the right to choose at any time between conversion of the securities into new shares and their exchange for shares in circulation. When the conversion and/or exchange is effected, the nature of the shares to be delivered will be indicated. The issuer may likewise opt to deliver a combination of newly issued shares and shares in circulation. In whatever case, the issuer shall treat equally all those debenture holders who exercise their right to convert or exchange on the same date or within the same conversion/exchange period.

2.- To empower the Board of Directors so that it may, within a period not exceeding five years from the date of the present Meeting, determine, in one or more stages, and up to the amount set, all the other details of the issue agreed on, and in particular:

- The placing in circulation of the securities, in one or more stages, following the necessary formalities, setting the date(s) of issue and maturity.

- The denomination of the fixed-income securities to be issued as bonds, debentures, or any other lawful denomination, in accordance with Art. 282 of the Spanish Companies Act and such other regulations as may apply.

- The subordination or otherwise of the issue and the priority level of the credit with respect to the issuer's various debentures.

- Where the case arises, the content of the preferred subscription right in favour of shareholders and holders of convertible bonds or debentures in the capital increases in which said right is required and in the issue of convertible bonds.

- The currency in which the securities are issued.

- The distribution of the issue in one or more series.

- The amount of the issue in each series, and whether increase is possible within each series.

- The face value of the securities issued, which in no case may be less than the face value of the shares involved, their numbering, and the manner in which they are represented, by means of account entries or warrants.

- The rate of issue and of payback.

- The rate of interest, which may be fixed or variable, in accordance with current market conditions for securities of this type. This interest rate may be adjusted downward if it is judged opportune to use a call premium.

- The date on which interest will be paid, and the procedure employed, as well as its accrual.

- The subscription dates and the procedure involved, as well as the period and any increase there may be.

- The close of the issue.

- Terms and conditions of placement. Periods and conditions of the public offer where shareholders and institutional investors are concerned, and the markets for such placement.

- Specification of whether payment will be in cash or in kind, fully or partially.

- The maximum amount per subscriber during the subscription period, and the pro rata rules.

- The place of subscription.

- The redemption periods.

- The allocation of issue expenses.

- The dates and periods of conversion and/or exchange and the determination, with account taken of the terms and conditions, mentioned above, of the valuation of the new shares for purposes of conversion.

- The addition of rights (warrants) to the securities.

- Early repayment and how it may be effected, at the option of Banco Bilbao Vizcaya Argentaria, S.A. or of the debenture/bond holders, as well as the independent addition of negotiable rights to securities within the maximum period laid down.

- Option to apply for the admission of securities and rights to quotation on Spanish or foreign exchanges, as well as on other authorized markets.

- Redemption.

- The appointment of the Trustee and the setting up of the Syndicate of Bondholders.

- Notarization of the issue; the application for necessary or opportune permits; application for entry in the Mercantile Register and other public registers; the drawing up of such deeds in respect of rectification, ratification, correction, or clarification as may be necessary in view of the oral and/or written judgement of the Mercantile Registrar; and in general, as broadly as under law may be required, to interpret, apply, and carry out, with adjustments where necessary, all the resolutions adopted by the General Shareholders' Meeting until legal requirements concerning the efficiency of the issue of convertible and/or exchangeable debentures have been met.

- Likewise, the Board of Directors is empowered to annul the agreement regarding the placement of debentures or bonds in the event of market circumstances that in their sole opinion make such annulment advisable.

3.- Consistently with Article 292.1 of the Spanish Companies Act, it is agreed to increase share capital in one or more stages on such dates as may be determined to handle the conversion(s) of securities referred to herein, in such amount as may prove necessary for that purpose, up to a maximum of FOUR BILLION (4,000,000,000) euros, as per the bases and forms of conversion established above and as regulated by the Board of Directors of the Company, through the issue of new ordinary shares with the same face value and content in rights as those shares already in circulation, and to rewrite Article 5 of the Company Articles. The broadest powers are to be delegated to the Board of Directors to determine the date(s) on which the increase(s) in capital should take place and to determine the terms of the increase. This delegation of powers is made for so long as may be necessary to handle the conversion operations.

Consistently with Article 159.2 of the Spanish Companies Act it is recorded that there is to be no preferential right of subscription in regard to this increase in capital, as it results from the conversion of debentures to shares.

4.- Similarly to empower the Board of Directors so that, in accordance with the provisions of Art. 141 of the Spanish Companies Act, it may delegate the powers that have been conferred upon it by the Shareholders' Meeting in relation to the foregoing agreements to the Standing Committee, with express powers of substitution, to the Chairman of the Board of Directors, to the Managing Director, or to any other of the Company's Directors or attorneys in fact.

EIGHTH.-

1.- Annulling the resolution adopted at the General Shareholders' Meeting of 10 March 2001 insofar as not executed, to authorize the Company to acquire, directly or through any of its subsidiary companies, and over the maximum period of eighteen months from the date on which the present Meeting is held, at any time and as often as it may deem opportune, shares in Banco Bilbao Vizcaya Argentaria, S.A., by any legal means, including from the profits of the financial year and/or freely distributable reserves, as well as subsequently to amortize or to dispose of same, the foregoing in accordance with Section 75 and concomitant articles of the Spanish Companies Act.

2.- To approve the limits or requirements of these acquisitions, which will be the following:

- That the nominal value of the shares acquired, added to those already owned by the Bank and its subsidiaries, at no time exceed five per cent of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. In all circumstances the limitations laid down in regard to the acquisition of treasury stock by the regulating authorities of those markets in which the BBVA share is admitted to quotation will be respected.

- That to the Liabilities side of the Company's Balance Sheet there may be added a non-distributable reserve equal to the amount of the treasury stock on the Assets side. This reserve shall be maintained as long as the shares are not amortized or disposed of.

- That the shares acquired be entirely paid up.

- That the acquisition price not be less than the nominal price or greater by more than 20 per cent than the market value or any other evaluation price of the shares on the date of their acquisition. The operations involved in acquiring treasury stock will be in accordance with the regulations and practice of stock markets.

3.- Express authorization is given so that the shares acquired by the Bank or its subsidiaries, in exercise of this authorization, may be handed over partly or wholly to the Company's workers, employees, or administrators, whenever there exists a recognized right, either directly or in consequence of the exercise of option rights held by them, for the purposes envisaged in the final paragraph of Section 75, paragraph 1, of the Spanish Companies Act, included via the Nineteenth Additional Provision, section 1, of Act 55/1999, of December 29, in regard to fiscal measures, administrative measures, and measures relating to corporate order.

4.- To reduce the share capital in order to amortize the treasury stock that the Bank may keep on its Balance Sheet, charged to profits or free reserves and in the amount that at each moment is suitable or necessary, up to the maximum of the treasury stock in existence at each moment.

5.- To delegate the foregoing capital reduction resolution, in accordance with Art. 30 c) of the Company's By-laws, on the Board of Directors, who may carry it out in one or more stages and within eighteen months as from the date of the present General Meeting, dealing with such formalities, taking such steps, and acquiring such authorization as may be necessary or required by the Spanish Companies Act and such other provisions as may apply and, especially, it is appointed so that, within the period and the limitations indicated for said execution, it may set the date or dates of the specific capital reduction(s), its/their timeliness and suitability, taking into account the market conditions, the quotation, the financial-economic state of the Bank, the treasury, reserves, and performance of the firm and any other aspect bearing on such decision; to specify the amount of the capital reduction; to determine where the amount of the reduction will be allocated to, either a non-distributable reserve or freely distributable reserves, furnishing, as the case may be, those guarantees and complying with those requirements laid down in law; to adapt Art. 5 of the Company's Articles to the new share capital figure; to apply for the exclusion from quotation of the securities amortized, and, in general, to adopt such resolutions as may be necessary, for the purposes of said amortization and the capital reduction thus entailed, appointing such persons as may take part in its formalization.

NINTH.-

To re-elect as Account Auditors of Banco Bilbao Vizcaya Argentaria, S.A. and Grupo Financiero Consolidado BBVA, for the financial year 2002, the firm Arthur Andersen y Cia., S. Com., with offices in Madrid, at Raimundo Fernández Villaverde 65, holder of Tax Identity Number D-79104469 and entered in the Mercantile Register of Madrid, sheet no. M-54414, folio 1, volume 3190, section 8, entry 1.

To empower the Board of Directors of the Company, with express power to appoint substitutes, so that it may enter into the contract for the leasing of services with the firm Arthur Andersen y Cía., S. Com. on the terms and conditions deemed most favourable for the company and for the period indicated.

TENTH.-

To confirm, as it was done by the Board of Directors in their meeting held on 18-12-2001, the appointment of the shareholder M. José Ignacio Gorigolzarri Tellaeche as member of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors.

As consequence of the Board of Directors renewal made after the resignations of the Board of Directors members: M. José Domingo Ampuero Osma, M. Eduardo Aguirre Alonso-Allende, M. José Caparrós Pérez, M. Javier Gálvez Montes, M. Luis Lezama-Leguizamon Dolagaray, M. José Lladó Fernández Urrutia, M. José Madina Loidi, M. Ricardo Muguruza Garteizgogeascoa, M. Antonio Patrón Pedrera, M. Alejandro Royo-Villanova Payá and M. Andrés Vilariño Maura, to establish, according the Art. 34 of the Company's By-laws, the number of board-members in 21.

ELEVENTH.-

To transfer, following fulfilment, as the case may be, of the formalities and requirements legally set down, in the amount authorized by the Bank of Spain, freely distributable reserves of Banco Bilbao Vizcaya Argentaria, S.A. to a special fund for covering the costs deriving from the early retirements and pre-retirements occurring in the financial year 2002, the foregoing within any special plan designed for this year by the Board of Directors and in accordance with such authorization as may in due course be granted by the Bank of Spain to charge against the above-mentioned voluntary reserves such costs as may derive from the Plan.

If the above-mentioned Bank of Spain authorization so stipulates, then all the advance taxes deriving from the setting up of the fund will be entered in the books simultaneously with same, and a credit entry reserves will be made.

Once the plan is approved and authorised, the setting up of the fund authorized shall be solely in respect of early retirements, or pre-retirements actually formalized in 2002, and may not be considered to be for the coverage of contingencies with respect to pensions other than those here referred to.

TWELFTH.-

To continue to apply the tax consolidation system, and to use same in 2002 and subsequent fiscal years in accordance with regulations, conferring power on the Board of Directors, with the express power to appoint substitutes, to adopt any resolutions that may to such end be necessary.

THIRTEENTH.-

To empower the Board of Directors to formalize, interpret, and execute the resolutions adopted above, as well as to rectify, regularize, clarify, and harmonize these resolutions according to the oral and/or written decision reached by the Mercantile Registrar, until their entry into the appropriate registers, as well as to appoint the Standing Committee and/or one or more members of the Board of Directors or attorneys in fact of the company as substitutes to hold all or part of the foregoing powers, in such manner as it may deem fitting.

To empower the Chairman Francisco González Rodríguez; the Managing Director José Ignacio Goirigolzarri Tellaeche, and the Director and Secretary-General, José Maldonado Ramos so that any one of them may take such steps, and execute such documents public or private, as may be necessary or opportune for the effectiveness of the foregoing resolutions and manage such authorizations or formalities as may be required until the entry of same in the Public Registers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 12, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.